Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 28, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment (“PEA”) No. 254 and PEA No. 255 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 25, 2024, with respect to changes to the registration statements of the Defiance Daily Target 1.75X Long MSTR ETF (PEA 254) and the Defiance Daily Target 1.5X Short MSTR ETF (PEA 255) (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	With respect to the VaR calculations previously provided in response to a prior comment, the Staff requests that you provide the daily returns used to generate the VaRs.

Response: The Trust responds by providing the requested information under separate cover.
2.	Please explain supplementally how your VaR methodology takes into account the 20-day holding period that is part of the VaR measurement. Please also explain how you adjust for the daily rebalancing of the Fund during the 20-day period.

Response: The Trust responds by stating supplementally that the VaR methodology must use a 99% confidence level and a 20-trading-day time horizon. To achieve this, the VaR calculation is based on a three-year historical market data lookback. Each Fund will have a daily reset to achieve the Fund’s stated objectives, while monitoring Rule 18f-4 requirements. Additional support for the calculation has been provided under separate cover.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC